

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

George Athanasiadis
Chief Executive Officer
Fast Casual Concepts, Inc.
141 Amsterdam Rd.
Grove City, PA 16127

      Re: Fast Casual Concepts, Inc.
          Amendment No. 3 to
          Offering Statement on Form 1-A
          Filed August 18, 2020
          File No. 024-11190

Dear Mr. Athanasiadis:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A filed August 18, 2020

Current risks in the industry include the Coronavirus Pandemic, page 5

1.   Please update your disclosure related to COVID-19 to disclose the current status of your re-opening, including current occupancy and any changes to relevant Pennsylvania guidance. If your plans to open new restaurants in 2020 or 2021 have been affected, please revise your disclosure accordingly.

Part F/S, page 20

2.   Please provide the audit report for your financial statements for the year ended December 31, 2019 as required by Part F/S, paragraph (c)(1), of Form 1-A.

<u>Signatures, page 31</u>

3.   We note that the company has signed the offering statement as of July 13, 2020, and your officers have signed as of August 13, 2020. In your next amendment, please properly update your signature pages.

     You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Jack Brannelly, Esq.